UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

Linx S.A. (“Linx” or “Company”), leading provider of retail management software in Brazil, informs that received a declaration from Government of Singapore and Monetary Authority of Singapore, with address at 168 Robinson Road # 37-01, Capital Tower Singapore, 068 912 ("GIC"), stating that reached an ownership interest corresponding to 10.011% of total common shares issued by the Company, totaling currently, 18,962,374 shares of this class as a result of the recent acquisition of common shares in transactions on the stock exchange, as follows: (i) 14,000,956 common shares through the Government of Singapore (CNPJ/MF nº 08.765.815/0001-73), corresponding to 7.392% of the Company's share capital and (ii) 4,961,418 common shares, through the Monetary Authority of Singapore (CNPJ/MF nº 05.840.118/0001-41), of the Company's share capital.

GIC also informed that this is an investment for portfolio diversification and that does not change the composition of the shareholding control or management of the Company. Finally, reported that it directly or indirectly does not holds any subscription bonus, right to subscribe for shares, option to buy shares or convertible debentures issued by the Company and that is not part of any contract or agreement which provides on right to vote on the purchase and sale of securities issued by the Company.

São Paulo, November 8, 2019.

Alexandre Kelemen

Investor Relations Officer

8 November 2019

Attn:
Alexandre Kelemen
Investor Relations Officer
Linx S.A.
Doutora Ruth Cardoso Avenue, 7221
Edifício Birman 21 – Pinheiros
São Paulo
Brazil
CEP: 05425-902

Dear Sir,

OFFICIAL DECLARATION – POSITION IN LINX S.A. SHARES

Further to our official declaration as of 10 March 2014 pursuant to Article 12 of CVM Instruction no. 358, where we, GIC Private Limited ("GIC"), notified Linx S.A. (the "Issuer") that our aggregate holdings in Linx S.A. (ISIN: BRLINXACNOR0) reached the 5% disclosure limit, we hereby notify the Issuer that GIC has reached the 10% disclosure limit as of 6 November 2019. The table below indicates the details of our holdings:

Passenger Acc Name	Qualification	Tax ID	Holdings	% Holdings*
Government of Singapore	Legal entity constituted outside Brazil	08.765.815/0001-73	14,000,956	7.392%
The Monetary Authority of Singapore	Legal entity constituted outside Brazil	05.840.118/0001-41	4,961,418	2.619%
		Total Holdings	18,962,374	10.011%

Legal Representative
Full name: Citibank Distribuidora De Titulos E Valores Mobiliarios S.A.
Tax ID: 33.868.597/0001-40

* Based on number of shares of 189,408,960

Other than the shareholding detailed above, we do not hold, directly or indirectly, any subscription bonus, rights to subscribe to shares, options to buy shares or convertible debentures into shares, on Linx S.A. at the time of writing.

Please be informed that our interest in Linx S.A. extends only as far as maintaining a diversified trading portfolio. As such, we have no interest in altering the composition of the control or administrative structures of Linx S.A.

GIC Private Limited
168 Robinson Road #37-01 Capital Tower Singapore 068912 Tel: (65) 6889 8888
Company Registration No.: 198102265N

Furthermore, at the time of writing, we are not a party to any agreement or contract regulating the right to vote or purchase and sell securities issued by Linx S.A.

Finally, we would be grateful if you would forward this declaration to the *Comissão de Valores Mobiliários, Bovespa*.

Please do not hesitate to contact Mrs Celine Loh at 65-68898952 or GrpIODSubshare@gic.com.sg should you require any further information or clarification.

Thank you for your kind attention.

Yours faithfully,

Celine Loh	Toh Tze Meng
Senior Vice President	Senior Vice President
Investment Services – Public Markets	Investment Services – Public Markets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2019

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer